Exhibit 21.1

SUBSIDIARIES OF ARISTA NETWORKS, INC. (1)

Name of Subsidiary	Jurisdiction of Incorporation
Arista Networks Limited	Ireland
Arista Technology Ireland Unlimited Company	Ireland
Arista Networks Holding Corporation	United States
Arista Holding Limited	Ireland

(1) Pursuant to Item 601(b) (21)(ii) of Regulation S-K, the names of other subsidiaries of Arista Networks, Inc are omitted because, considered in aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.